Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

 Zaandam, Town Hall meeting – June 24, 2015

 Today’s announcement | Stronger together  Bringing together trusted, local brands to create an even better place to shop

 Two proud histories coming together

 Back to my roots

   Our new deputy CEO & Chief Integration Officer      Amstelveen

 Great products, stores and associates

 The right combination at the right time   A complementary base of more than 6,500 stores characterized by trusted brands with strong local identities and a shared focus on customers and communitiesSuperior customer offering with enhanced choices in products, services and shopping anytime, anywhereOffering an even better place to work, built on similar values and heritageIncreases the impact of social responsibility and sustainability programsBringing together two financially strong businesses

   To innovate, take risks and succeed together  Making our brands even better places to work    To build on the resources of a stronger, bigger, more diverse company  To become even more vital to our customers and local communities  To bring together the best of both companies’ cultures and business practices   To enhance the combined company’s commitment to training and career development

 The right combination at the right time  Serving over 50 million customers across an expanded geographic reach  Source: 2014 annual reports, company websites1 Excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia  Over 6,500 multi-format stores  Leading positions in key markets  Over 50 million customers in the U.S. and Europe  €54.1bnCombined 2014 sales

 We have a lot in common

 We share similar values

Together we will build an even better company

Meet your new leadership team



Jacques de Vaucleroy
Vice Chairman



Mats Jansson
Chairman



Jan Hommen
Vice Chairman



Dick Boer
Chief Executive Officer



Frans Muller
Deputy CEO and Chief Integration Officer



James McCann
Chief Operating Officer
US Ahold brands



Pierre Bouchut
Chief Operating Officer
Europe



Jeff Carr
Chief Financial Officer



Kevin Holt
Chief Operating Officer
US Delhaize brands

12

What happens next?   Merger not expected to close until 2016    Business as usual until then

 We are committed to keeping you informed  Dedicated Google Site www.adcombined.com

 Today’s announcement | Stronger together  Bringing together trusted, local brands to create an even better place to shop  375,000

 YOUR QUESTIONS?

 Cautionary notices    NO OFFER OR SOLICITATION This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC  In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

 Cautionary notices continued  FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.